[AMERISAFE LETTERHEAD]
July 16, 2007
Ms. Ibolya Ignat
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	AMERISAFE, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 5, 2007
File No. 001-12251

Dear Ms. Ignat:
     The following is in response to the letter dated June 22, 2007 from the Staff regarding the 2006 Form 10-K filed by AMERISAFE, Inc. (the “Company”). Included below is the text of the Staff’s comments followed by the Company’s response to each comment.
Item 1. Business, page 4
Loss Reserves, page 12
1.	You do not disclose the name of the independent actuarial consulting firm discussed on pages 12 and 78 of the 2006 10-K. The references to this consultant suggest to an investor that you are placing reliance on an expert, which the staff believes requires the consulting firm be named in a ’34 Act filing. Additionally, if the Form 10-K is incorporated by reference into the ’33 Act registration statement, a consent from the valuation specialist must be provided in the ’33 Act registration statement. Please advise.

Under the insurance laws of the states of Louisiana and Texas (the jurisdictions in which the Company’s insurance subsidiaries are domiciled) the Company’s insurance subsidiaries are required to engage an independent actuary. By making reference to this consulting actuary in the Form 10-K (without naming the actuary), the Company did not intend to imply this firm was an “expert” within the meaning of Section 11 of the Securities Act as the Company’s consulting actuary did not prepare or certify any report included in the 2006 Form 10-K. In future filings, the Company will not include references to its consulting actuary in its 10-K or other Exchange Act filing.

Ms. Ibolya Ignat
Securities and Exchange Commission
July [16], 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52
Critical Accounting Policies, page 56
Reserves for Loss and Loss Adjustment Expenses, page 56
2.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; and 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information and also consider providing any additional information, in disclosure-type format, to achieve this objective.
•	Please disclose the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet. Because IBNR reserve estimates are more imprecise, please disclose IBNR amounts separately from case reserves.

•	Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.

•	Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Ms. Ibolya Ignat
Securities and Exchange Commission
July [16], 2007

In response to the Staff’s comment that the Company’s disclosure could be improved and to provide responses in a disclosure-type format, attached to this letter are proposed changes to the current disclosure in the 2006 Form 10-K under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Reserves for Loss and Loss Adjustment Expenses” that appears on page 56 (Annex A) and under the caption “Business—Loss Reserves” that appears on pages 12 through 16 (Annex B).
In response to the first bullet point, as shown on Annex B, the Company has included in a table format its loss reserves, disclosing IBNR reserves separately, at December 31, 2006, 2005 and 2004.
In response to the second and third bullet points, the Company believes that (consistent with the General Instructions to Guide 6) it has disclosed under the caption “Business—Loss Reserves” in the 2006 Form 10-K the key factors that the Company evaluates in establishing estimates for its reserve for loss and loss adjustment expenses. However, the Company has revised the disclosure under “Critical Accounting Policies” to expand the discussion of the factors it considers in establishing its loss reserve.
As disclosed in the 2006 Form 10-K, establishing loss reserves is inherently uncertain and requires substantial judgment in evaluating the factors that the Company’s management considers in establishing its loss reserves. The Company does not believe that it has adjusted in any material respect the key factors or assumptions that it considers when establishing its reserves. Further, in establishing reserves, the Company does not believe that it has made assumptions premised on future emergence that are inconsistent with its historical loss reserve development patterns.
* * * * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Ibolya Ignat
Securities and Exchange Commission
July [16], 2007

     If you have any questions regarding this filing, please do not hesitate to contact me at (337) 463-9052, or by facsimile at (337) 463-7298.

Very truly yours,

AMERISAFE, Inc.

/s/ Geoffrey R. Ganta

Geoffrey R. Banta
Executive Vice President and
Chief Financial Officer

CC:	C. Allen Bradley
Todd Walker
AMERISAFE, Inc.

James E. O’Bannon
Jones Day

Peter Cangany
Ernst & Young LLP

Annex A
Critical Accounting Policies
* * * * *
     Reserves for Loss and Loss Adjustment Expenses. We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at any given point in time based on known facts and circumstances.
     Our reserves for loss and loss adjustment expenses are estimated using case-by-case valuations based on our estimate of the most likely outcome of the claim at that time. In addition to these case reserves, we establish reserves on an aggregate basis that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as the unpaid cost of recently reported claims for which an initial case reserve has not been established. The third component of our reserves for loss and loss adjustment expenses is our adjusting and other reserve, or AO reserve. Our AO reserve is established for the costs of future unallocated loss adjustment expenses for all known and unknown claims. Our AO reserve covers primarily the estimated cost of administering claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.
     In establishing our reserves, we review the results of analyses using actuarial methodologies that utilize historical loss data from our more than 21 years of underwriting workers’ compensation insurance. The actuarial analysis of our historical data provides the factors we use in estimating our loss reserve. These factors are primarily measures over time of the number of claims paid and reported, average paid and incurred claim amounts, claim closure rates and claim payment patterns. In evaluating the results of our analyses, management also uses substantial judgment in considering other factors that are not considered in these actuarial analyses, including changes in business mix, claims management, regulatory issues, medical trends, employment and wage patterns, insurance policy coverage interpretations, judicial determinations and other subjective factors. Due to the inherent uncertainty associated with these estimates, and the cost of incurred but unreported claims, our actual liabilities may vary significantly from our original estimates.
     On a quarterly basis, we review our reserves for loss and loss adjustment expenses to determine whether adjustments are required. Any resulting adjustments are included in the results for the current period. In establishing our reserves, we do not use loss discounting, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income. Additional information regarding our reserves for loss and loss adjustment expenses and the actuarial methodologies and other factors used in establishing these reserves can be found under the caption “Business—Loss Reserves” in Item 1 of this report.
* * * * *

1

Annex B
Loss Reserves
     We record reserves for estimated losses under insurance policies that we write and for loss adjustment expenses related to the investigation and settlement of policy claims. Our reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time.
     In establishing our reserves, we review the results of analyses using actuarial methodologies that utilize historical loss data from our more than 21 years of underwriting workers’ compensation insurance. In evaluating the results of those analyses, our management also uses substantial judgment in considering other factors that are not considered in these actuarial analyses. These actuarial methodologies and subjective factors are described in more detail below. Our process and methodology for estimating reserves applies to both our voluntary and assigned risk business but does not include our reserves for mandatory pooling arrangements. We record reserves for mandatory pooling arrangements as those reserves are reported to us by the pool administrators. We do not use loss discounting when we determine our reserves, which would involve recognizing the time value of money and offsetting estimates of future payments by future expected investment income.
     When a claim is reported, we establish an initial case reserve for the estimated amount of our loss based on our estimate of the most likely outcome of the claim at that time. Generally, a case reserve is established within 14 days after the claim is reported and consists of anticipated medical costs, indemnity costs and specific adjustment expenses, which we refer to as defense and cost containment expenses, or DCC expenses. At any point in time, the amount paid on a claim, plus the reserve for future amounts to be paid, represents the estimated total cost of the claim, or the case incurred amount. The estimated amount of loss for a reported claim is based upon various factors, including:
•	type of loss;

•	severity of the injury or damage;

•	age and occupation of the injured employee;

•	estimated length of temporary disability;

•	anticipated permanent disability;

•	expected medical procedures, costs and duration;

•	our knowledge of the circumstances surrounding the claim;

•	insurance policy provisions related to the claim, including coverage;

•	jurisdiction of the occurrence; and

•	other benefits defined by applicable statute.
     The case incurred amount varies over time due to uncertainties with respect to medical treatment and outcome, length and degree of disability, employment availability and wage levels and judicial determinations. As changes occur, the case incurred amount is adjusted. The initial estimate of the case incurred amount can vary significantly from the amount ultimately paid, especially in circumstances involving severe injuries with comprehensive medical treatment. Changes in case incurred amounts, or case development, is an important component of our historical claim data.

     In addition to case reserves, we establish reserves on an aggregate basis for loss and DCC expenses that have been incurred but not reported, or IBNR. Our IBNR reserves are also intended to provide for aggregate changes in case incurred amounts as well as the unpaid cost of recently reported claims for which an initial case reserve has not been established.
     The third component of our reserves for loss and loss adjustment expenses is our adjusting and other reserve, or AO reserve. Our AO reserve is established for the costs of future unallocated loss adjustment expenses for all known and unknown claims. Our AO reserve covers primarily the estimated cost of administering claims. The final component of our reserves for loss and loss adjustment expenses is the reserve for mandatory pooling arrangements.
     In establishing reserves, we rely on the analysis of our more than 148,000 claims in our 21-year history. Using statistical analyses and actuarial methods, we estimate reserves based on historical patterns of case development, payment patterns, mix of business, premium rates charged, case reserving adequacy, operational changes, adjustment philosophy and severity and duration trends.
     We review our reserves by industry and state on a quarterly basis. Individual open claims are reviewed more frequently and adjustments to case incurred amounts are made based on expected outcomes. The number of claims reported or occurring during a period, combined with a calculation of average case incurred amounts, and measured over time, provide the foundation for our reserve estimates. In establishing our reserve estimates, we use historical trends in claim reporting timeliness, frequency of claims in relation to earned premium or covered payroll, premium rate levels charged and case development patterns. However, the number of variables and judgments involved in establishing reserve estimates, combined with some random variation in loss development patterns, results in uncertainty regarding projected ultimate losses. As a result, our ultimate liability for loss and loss adjustment expenses may be more or less than our reserve estimate.
     Our analysis of our historical data provides the factors we use in our statistical and actuarial analysis in estimating our loss and DCC expense reserve. These factors are primarily measures over time of claims reported, average case incurred amounts, case development, duration, severity and payment patterns. However, these factors cannot be directly used as these factors do not take into consideration changes in business mix, claims management, regulatory issues, medical trends, medical inflation, employment and wage patterns and other subjective factors. We use this combination of factors and subjective assumptions in the use of the following six actuarial methodologies:
•	Paid Development Method — uses historical, cumulative paid losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•	Paid Cape Cod Method — multiplies estimated ultimate claims for each accident year by a weighted average, trended severity. The estimated ultimate claims used in this method are based on paid claim count development. The selected severity for a given accident year is then derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

•	Paid Bornhuetter-Ferguson (“BF”) Method — a combination of the Paid Development Method and the Paid Cape Cod Method, the Paid BF Method estimates ultimate losses by adding actual paid losses and projected, future unpaid losses. The amounts produced are then added to cumulative paid losses to produce the final estimates of ultimate incurred losses.

•	Incurred Development Method — uses historical, cumulative incurred losses by accident year and develops those actual losses to estimated ultimate losses based upon the assumption that each accident year will develop to estimated ultimate cost in a manner that is analogous to prior years.

•	Incurred Cape Cod Method — multiplies estimated ultimate claims for each accident year by a weighted average, trended severity. The estimated ultimate claims used in this method are based on incurred claim count development. The selected severity for a given accident year is then derived by giving some weight to all of the accident years in the experience history rather than treating each accident year independently.

•	Incurred Bornhuetter-Ferguson Method — a combination of the Incurred Development Method and the Incurred Cape Cod Method, the Incurred BF Method estimates ultimate losses by adding actual incurred losses and projected, future unreported losses. The amounts produced are then added to cumulative incurred losses to produce an estimate of ultimate incurred losses.
     For each method, we calculate the amount of our total loss and DCC expenses that we estimate will ultimately be paid by our reinsurers, which is subtracted from our total gross reserve to produce our total net reserve. We then analyze the results and may emphasize or deemphasize some or all of the outcomes to reflect our judgment of their reasonableness in relation to supplementary information and operational and industry changes. These outcomes are then aggregated to produce a single weighted average point estimate that is the base estimate for net loss and DCC expense reserves.
     In determining the level of emphasis that may be placed on some or all of the methods, we review statistical information as to which methods are most appropriate, whether adjustments are appropriate within the particular methods, and if results produced by each method include inherent bias reflecting operational and industry changes. This supplementary information may include:
•	open and closed claim counts;

•	statistics related to open and closed claim count percentages;

•	claim closure rates;

•	changes in average case reserves and average loss and loss adjustment expenses incurred on open claims;

•	reported and ultimate average case incurred changes;

•	reported and projected ultimate loss ratios; and

•	loss payment patterns.
     In establishing our AO reserves, we review our past adjustment expenses in relation to paid claims and estimated future costs based on expected claims activity and duration.
     The sum of our net loss and DCC expense reserve, our AO reserve and our reserve for mandatory pooling arrangements is our total net reserve for loss and loss adjustment expenses.
     As of December 31, 2006, our best estimate of our ultimate liability for loss and loss adjustment expenses, net of amounts recoverable from reinsurers, was $412.4 million, which includes $9.5 million in reserves for mandatory pooling arrangements as reported by the pool administrators. This estimate was derived from the process and methodology described above which relies on substantial judgment. There is inherent uncertainty in estimating our reserves for loss and loss adjustment expenses. It is possible that our actual loss and loss adjustment expenses incurred may vary significantly from our estimates.
     As noted above, our reserve estimate is developed based upon our analysis of our historical data, and factors derived from that data, including claims reported, average claim amount incurred, case development, duration, severity and payment patterns, as well as subjective assumptions. We view our estimate of loss and DCC expenses as the most significant component of our reserve for loss and loss adjustment expenses.
     Additional information regarding our reserve for unpaid loss and loss adjustment expenses as of December 31, 2004, 2005 and 2006 is set forth below:

	2006	2005	2004

Gross Case loss and DCC reserves	$375,783	$384,343	$343,465
AO reserves	18,903	16,533	15,147
Gross IBNR reserves	124,492	83,609	74,268

Gross unpaid loss, DCC and AO reserves	519,178	484,485	432,880

Reinsurance recoverables on unpaid loss and LAE	106,810	120,232	189,624

Net unpaid loss, DCC and AO reserves	$412,368	$364,253	$243,256

     We prepared a sensitivity analysis of our net loss and DCC expense reserve as of December 31, 2006 by analyzing the effect of reasonably likely changes to the assumptions used in deriving our estimates. Since the base estimate for our net loss and DCC expense reserve is derived from the outcomes of the six actuarial methodologies discussed above, the most significant assumption in establishing our reserve is the adjustment of and emphasis on those methods that we believe are most appropriate.
     Of the six actuarial methods we use, three are “incurred” methods and three are “paid” methods. The selected development factors within each method are derived from our data and the design characteristics of the particular method. The six different methods each have inherent biases in their respective designs that are more or less predictive in their use. “Incurred” methods rely on historical development factors derived from changes in our incurred estimates of claims paid and reserve amounts over time, while “paid” methods focus on our claim payment patterns and ultimate paid costs. “Incurred” methods focus on the measurement of the adequacy of case reserves at points in time. As a result, if reserving practices change over time, the

“incurred” methods may produce significant variation in the estimates of ultimate losses. “Paid” methods rely on actual claims payment patterns and therefore are not sensitive to changes in reserving practices.
     The low end of the range of our sensitivity analysis was derived by placing more emphasis (63%) on the outcomes generated by the three “paid” methods and less emphasis (37%) on the outcomes generated by the three “incurred” methods. The high end of the range was derived by placing more emphasis (63%) on the outcomes generated by the three “incurred” methods and less emphasis (37%) on the outcomes generated by the three “paid” methods. We believe that changing the emphasis on the “incurred” and “paid” methods better reflects reasonably likely outcomes than adjusting selected development factors or other variables used within each method. We believe the results of this sensitivity analysis, which are summarized in the table below, constitute a reasonable range of the expected outcomes of our reserve for net loss and DCC expenses.

	As of December 31, 2006
			Mandatory
	Loss and		Pooling
	DCC Expenses	AO	Arrangements	Total
	(In thousands)
Low end of range	$351,250	$18,903	$9,478	$379,631
Net reserve	383,987	18,903	9,478	412,368
High end of range	384,580	18,903	9,478	412,961
     The resulting range derived from this sensitivity analysis would have increased net reserves by $593,000 or decreased net reserves by $32.7 million, at December 31, 2006. The increase would have reduced net income and stockholders’ equity by $385,000. The decrease would have increased net income and stockholders’ equity by $21.3 million. A change in our net loss and DCC expense reserve would not have an immediate impact on our liquidity, but would affect cash flow in future periods as the losses are paid.
     Given the numerous factors and assumptions used in our estimate of reserves, and consequently this sensitivity analysis, we do not believe that it would be meaningful to provide more detailed disclosure regarding specific factors and assumptions and the individual effects of these factors and assumptions on our net reserves. Furthermore, there is no precise method for subsequently evaluating the impact of any specific factor or assumption on the adequacy of reserves, because the eventual deficiency or redundancy is affected by multiple interdependent factors.